April 8, 2011

Ms. Keira Nakada

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:	Abbott Laboratories Comment Letter dated March 31, 2011
File Number 001-02189

Dear Ms. Nakada:

Abbott will not be able to respond to the comment letter from the staff of the Securities and Exchange Commission dated March 31, 2011 by April 14, 2011, the date requested by the staff, given that we are also in the process of closing our books and preparing our financial results for the first quarter of 2011 during this period.  We will move the process to respond to the comment letter along expeditiously, and expect to provide a response by April 28, 2011.

If you have any questions, please feel free to contact me at 847-937-5952.

Very truly yours,

Greg W. Linder

Vice President and Controller